

Mail Stop 3561

April 10, 2018

Nickolas Stavropoulos
President and Chief Operating Officer
Pacific Gas and Electric Company
77 Beale Street
P.O. Box 770000
San Francisco, California 94177

> **Re:** **Pacific Gas and Electric Company**
> **Registration Statement on Form S-4**
> **Filed April 2, 2018**
> **File No. 333-224091**

Dear Mr. Stavropoulos:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Katherine Bagley at (202) 551-2545 with any questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director
Office of Consumer Products